Exhibit 99.12

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total supports Romain Grosjean

Paris, 18th December 2012 - Lotus F1 Team and Total are pleased to announce that Romain Grosjean will partner Kimi Räikkönen in an unchanged driver line-up for the 2013 season. In 2012, Romain made his return to Formula 1. He finished on the podium in Bahrain (P3), Canada (P2) and Hungary (P3), finishing the Drivers’ Championship in eighth position with 96 points.

Romain Grosjean: “I have learned a lot from my first full season in Formula 1 and my goal now is to put this experience into practice and achieve more steady and consistent performances. I am really looking forward to getting back into the cockpit. I would like to thank Total for their renewed trust”.

Jacques-Emmanuel Saulnier, Senior Vice-President Corporate Communications, Total: “Total is pleased to support Romain Grosjean for the second consecutive year of his career in Formula 1. This is a new step in the relationship of trust that we have built together from his first laps, 7 years ago.

Supporting young talents, encouraging the path of excellence and performance, is a mission that is important to us. It complements the technological commitment that binds us to manufacturers and allows us to make of Formula 1, a laboratory of innovation to provide our customers with fuels and lubricants which tend to optimum energy efficiency.”

Contact : Gilles Buannic +33 6 26 26 18 77

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com